07021163

& M A W

RECEIVED

2007 FEB 20 A

February 15, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated February 12, 2007
2. Press Release, dated February 15, 2007

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

2/20

17432003

SCHWARZ PHARMA

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Atmadisc: Vorsorglicher Produktrückruf zweier Chargen

Press Room > Pressemitteilungen 2007 > Atmadisc: Vorsorglicher Produktrückruf zweier Chargen

Vorsorglicher Produktrückruf zweier Chargen:
Atemwegs-Medikamente atmadisc® Diskus® und
atmadisc® forte Diskus®

Zwei Chargen werden zurückgerufen:
atmadisc® Diskus®, Chargenbezeichnung 6L1704 und
atmadisc® forte Diskus®, Chargenbezeichnung 6G0812

12. Februar 2007 - SCHWARZ PHARMA Deutschland GmbH ruft vorsorglich eine Charge des Atemwegsmedikaments atmadisc® Diskus® 50/250 µg und eine Charge atmadisc® forte Diskus® 50/500 µg zurück. Grund sind mögliche defekte Mundstücke, die beim Einatmen zur Gefährdung von Patienten führen könnten. Untersuchungen haben ergeben, dass nur wenige Mundstücke in den betroffenen Chargen fehlerhaft sind – die Vorkommenshäufigkeit liegt bei 1 von 10.000 Teilen. Wegen des möglichen Risikos für Patienten hat sich SCHWARZ PHARMA entschieden, die betroffenen Chargen vorsorglich zurückzurufen.

Patienten werden gebeten, zu prüfen, ob auf ihrem atmadisc® Diskus® 50/250 µg - Inhalator oder auf ihrem atmadisc® forte Diskus® 50/500 µg - Inhalator eine der betroffenen Chargenbezeichnungen, kurz Ch.-B., aufgedruckt ist. In diesem Fall sollten sie den Diskus® so schnell wie möglich in die nächste Apotheke bringen, wo er umgetauscht wird.

Die Chargen mit einem möglicherweise defekten Mundstück in Deutschland tragen die Nummern:

- atmadisc® Diskus® 50µg/250µg: Chargen-Nummer: 6L1704;
  Verwendung bis 04/2008
- atmadisc® forte Diskus® 50µg/500µg: Chargen-Nummer: 6G0812;
  Verwendung bis 01/2008

SCHWARZ PHARMA bedauert die möglichen Unannehmlichkeiten außerordentlich, die Patienten, Apothekern und Ärzten durch diesen Rückruf entstehen.

atmadisc® Diskus® 50/250 µg wird zur Behandlung von Asthma eingesetzt, atmadisc® forte Diskus® 50/500 µg wird zur Behandlung von Atemwegserkrankungen wie Asthma und COPD (chronisch-obstruktive Atemwegserkrankung) eingesetzt.

Dieser vorsorgliche Rückruf betrifft **ausschließlich** die oben aufgeführten Chargen von atmadisc® Diskus® 50µg/250µg und atmadisc® forte Diskus® 50µg/500µg. Andere Chargen sind **nicht** betroffen.

atmadisc® mite Diskus® 50µg/100µg ist **nicht** betroffen.

Für Rückfragen steht Patienten das Kunden-Service-Center von SCHWARZ PHARMA zur Verfügung: Tel: 02173-48 48 48, Fax: 02173-48 48 41 oder E-Mail: service@schwarzpharma.com.

Ansprechpartnerin für Journalisten:
Antje Witte
VP Corporate Communications
Telefon: 02173-48-1866

Email: antje.witte@schwarzpharma.com

atmadisc® (Fluticason/Salmeterol) wird von der SCHWARZ PHARMA Deutschland GmbH in Deutschland vertrieben.

Die SCHWARZ PHARMA AG (Sitz Monheim, Deutschland) ist eine börsennotierte Aktiengesellschaft mit ca. 4.400 Mitarbeitern weltweit. Das Unternehmen entwickelt innovative Medikamente zur Therapie von Erkrankungen des Zentralen-Nerven-Systems. Mit Investitionen in

Forschung und Entwicklung forciert das Unter-nehmen die Entwicklung innovativer Wirkstoffe gegen Erkrankungen wie Parkinson, Restless Legs Syndrom, Epilepsie und neuropathischen Schmerz. Zudem vermarktet die SCHWARZ PHARMA Gruppe moderne Arzneimittel, vor allem in den Indikationsbereichen Herz-Kreislauf- und Magen-Darm-Erkrankungen. Die Gruppe verfügt über eine ausgeprägte internationale Präsenz mit Tochtergesellschaften in Europa, USA und Asien. Kontakt: Antje Witte; Tel.: +49 2173 48 1866

Diese Presseerklärung enthält Annahmen, Erwartungen und Prognosen zur zukünftigen Entwicklung der Branche, des rechtlichen und wirtschaftlichen Rahmens und des Unternehmens. Diese Annahmen, Erwartun-gen und Prognosen sind unsicher und unterliegen jederzeit einem Änderungsrisiko. Dies kann zur Folge ha-ben, dass zukünftige Berichte und Fakten des Unternehmens wesentlich von den hier skizzierten Aussichten abweichen. Das Unternehmen übernimmt keinerlei Verantwortung für die Aktualisierung derartiger Annahmen, Erwartungen und Prognosen zur zukünftigen Entwicklung der Branche, des rechtlichen und wirtschaftlichen Rahmens und des Unternehmens.

Sämtliche Pressemeldungen der SCHWARZ PHARMA AG werden zeitgleich mit der Publikation im Internet per E-mail versendet. Nutzen Sie die Möglichkeit, sich auf unserer homepage www.schwarzpharma.com unter press room/news subscription zu registrieren, die getroffene Auswahl zu ändern oder den Service wieder zu kündigen.

SCHWARZ PHARMA

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File No.: 82-4406

Press release - Positive Results with Lacosamide in Diabetic Neuropatic Pain in Phase III trial

Press Room > Press Releases 2007 > Press release - Positive Results with Lacosamide in Diabetic Neuropatic Pain in Phase III trial

Positive Results with Lacosamide in Diabetic Neuropathic Pain in Phase III trial

Preliminary results from a phase III withdrawal-design trial with lacosamide in patients with painful diabetic neuropathy show that lacosamide was statistically significant over placebo in reducing pain scores. SCHWARZ PHARMA plans for regulatory submission during the second half of 2007.

February 15, 2007 - SCHWARZ PHARMA announced today that a phase III trial with lacosamide for the treatment of diabetic neuropathy showed statistically significant superiority versus placebo in the primary variable. Lacosamide was also well tolerated in this trial.

Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG said: "We see promising results underlining the efficacy and safety of lacosamide in neuropathic pain. We are now preparing the application documents for a regulatory submission by the year end."

106 patients with painful diabetic neuropathy were treated in this multi-center, double-blind, placebo-controlled phase III study. All patients began the trial receiving their optimal dose of lacosamide (< 400mg/day). During the 16 weeks treatment duration, lacosamide was withdrawn and re-introduced in a blinded fashion at pre-defined time points. Overall, patients showed consistently higher average pain scores while taking placebo than when re-exposed to lacosamide.

Treatment with lacosamide and placebo was compared in patients already receiving lacosamide in daily doses of up to 400mg/day in a long-term trial. The patients were entered in a sub trial and randomized to receive placebo treatment for up to 28 days at a pre-defined time point. Following the placebo period, patients were re-titrated to their previous optimal lacosamide dose in a double-blind fashion. The trial showed statistically significant superiority of lacosamide over placebo. The primary variable was change in average daily pain score from baseline to the end of each treatment period on lacosamide or placebo using an 11-point Likert pain scale. Lacosamide was very well tolerated in this trial. No withdrawal effects were observed when lacosamide was abruptly discontinued on entering the placebo period. No single side effect occurred in more than 10% of the patients, the most common side effects were diarrhea and nausea (both <5%).

Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Diabetic neuropathic pain is a very common chronic pain with approximately eleven million diabetics suffering from the consequences of this chronic pain associated with their disease.

SCHWARZ PHARMA has identified the novel dual mode of action for lacosamide: the selective enhancement of sodium channel slow inactivation and the modulation of CRMP-2 (collapsing response mediator protein 2). Preclinical trials showed that these novel modes of action could be the basis for the efficacy of lacosamide in the treatment of epilepsy and diabetic neuropathic pain. The mechanism might also interfere with the progression of the diseases. The mode of action data were initially presented at the 9th International Conference on the Mechanisms and Treatment of Neuropathic Pain, Bermudas, in November 2006.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a research driven pharmaceutical company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia. www.schwarzpharma.com, contact: Antje Witte, Tel: +49 2173 48 1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

END